UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: May 11, 2020

Commission File No. 333-179250

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Aguada Park Free Zone

Paraguay 2141, Of. 1603

Montevideo, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) for each of the three month periods ended March 31, 2020 and 2019. All of these financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Logistics’ 2019 annual report filed on Form 20-F with the Securities and Exchange Commission on February 21, 2020 (the “2019 Form 20-F”) and the condensed consolidated financial statements and the accompanying notes included in this Form 6-K.

This report contains forward-looking statements within the meaning of the Private Securities Reform Act of 1995. All statements herein other than statements of historical fact, including statements regarding business and industry prospects or future results of operations or financial position, and future dividends or distributions, should be considered forward-looking. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Logistics at the time this filing was made. Although Navios Logistics believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Logistics. Actual results may differ materially from those expressed or implied by such forward-looking statements. Included among the factors that, in management’s view, could cause actual results to differ materially from the forward-looking statements contained in this report are changes in any of the following: (i) demand and/or charter and contract rates for our vessels and port facilities; (ii) production or demand for the types of dry and liquid products that are transported by our vessels or stored in our ports; (iii) operating costs including, but not limited to, changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses; (iv) changes in interest rates; and (v) other factors listed from time to time in Navios Logistics’ filings with the Securities and Exchange Commission, including its Forms 20-F and Forms 6-K, including the section entitled “Risk Factors” in the 2019 Form 20-F. Navios Logistics expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Logistics’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Recent Developments

In May 2020, Navios Logistics signed an agreement with Vetorial Mineracao S.A. (“Vetorial”) for the transhipment of iron ore through the iron ore terminal in Nueva Palmira, Uruguay with an undertaking from Cargill International Trading Pte Ltd (“Cargill”) to pay to Navios Logistics directly the transhipment fees under this contract. This agreement reflects a number of trial transhipments of cargo originating from mines of Vetorial in the area of Corumba, Brazil to be completed by the end of the third quarter of 2020. In exchange for these trial operations, Navios Logistics expects to receive approximately $0.9 million. Navios Logistics intends to enter into a long-term agreement with Cargill for the transhipment of iron ore. However, no assurance can be provided that a definitive agreement will be executed or that the transaction will be consummated in whole or in part.

Overview

General

Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest logistics companies, with the Hidrovia region’s second largest barge fleet and the third largest cabotage fleet, in the Hidrovia region river system, the main navigable river system in the region, and in the cabotage trades along the eastern coast of South America. Navios Logistics serves its customers in the Hidrovia region through its three port storage and transfer facilities, one for agricultural and forest related exports located in Uruguay, one for mineral-related exports located in Uruguay and one for refined petroleum products located in Paraguay. Navios Logistics complements its port terminals with a diverse fleet of 332 barges and pushboats that operate in its barge business, and eight vessels, including six oceangoing tankers, one bunker vessel and one river and estuary tanker, which operate in its cabotage business. Navios Logistics provides transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones), liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or “LPG”).

Ports

Navios Logistics owns three port storage and transfer facilities, one for agricultural and forest-related exports, one for mineral-related exports both located in Nueva Palmira Free Zone, Uruguay, and one for refined petroleum products in San Antonio, Paraguay. Navios Logistics’ port facilities in Nueva Palmira have a total static storage capacity for grains of 460,000 metric tons, and a stockpile capacity of 700,000 tons for mineral ores. Its port facility in San Antonio has a total static storage capacity of 45,660 cubic meters.

Fleet

Navios Logistics’ current core fleet consists of a total of 340 owned vessels, barges and pushboats.

The following is the current core fleet as of May 11, 2020:

Navios Logistics Fleet Summary (owned)

Pushboats/ Barges/ Inland Oil Tankers Fleet	Number of Vessels	Capacity/BHP	Description
Pushboat fleet	27	95,920 BHP	Various Sizes and Horsepower
Dry Barges	268	474,050 DWT	Dry Cargo
Tank Barges	34	110,187 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG

Total	332

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H	2010	16,871	Double-hulled Product Tanker
Ferni H	2010	16,871	Double-hulled Product Tanker
Heman H	2012	1,693	Double-hulled Bunker Vessel
Elena H	2018	4,999	Double-hulled Product Tanker

Total		87,916

Chartering Arrangements

Navios Logistics continually monitors developments in the shipping industry and makes decisions based on an individual vessel and segment basis, as well as on its view of overall market conditions, in order to implement its overall business strategy. In the barge business, Navios Logistics typically operates under a mix of time charters and contracts of affreightment (“CoAs”) with durations of one to five years (some of which have minimum guaranteed volumes) and spot contracts. In the cabotage business, Navios Logistics typically operates under time charters with durations in excess of one year. Some of Navios Logistics’ charters provide fixed pricing, minimum volume requirements and labor cost and fuel price adjustment formulas.

Factors Affecting Navios Logistics’ Results of Operations

For further discussion on factors affecting our results of operations, see also “Risk Factors” included in the 2019 Form 20-F. For information regarding governmental, economic, fiscal, monetary or political policies that could materially affect our operations, see “Risk Factors — Risks Relating to Argentina”, “Risks Relating to Uruguayan Free Zone Regulation” and “Other Risks Relating to the Countries in which We Operate.” in the 2019 Form 20-F.

Contract Rates

The shipping and logistics industry has been highly volatile in the recent past. In order to maximize the utilization of its fleet and storage capacity, the Company must be able to renew the contracts on its fleet and ports upon the expiration or termination of current contracts. This ability depends upon economic conditions in the sectors in which the vessels, barges and pushboats operate, changes in the supply and demand for vessels, barges and pushboats and changes in the supply and demand for the transportation and storage of commodities.

Weather Conditions

As Navios Logistics specializes in the transportation and storage of liquid cargoes and dry bulk cargoes along the Hidrovia, any changes adversely affecting the region, such as low water levels, could reduce or limit Navios Logistics’ ability to effectively transport cargo.

Droughts and other adverse weather conditions, including any possible effects of climate change, could result in a decline in production of the agricultural products Navios Logistics transports and stores, and this could result in a reduction in demand for its services.

See “Quantitative and Qualitative Disclosures about Market Risk” for a discussion of foreign currency transactions, inflation and fuel price increases.

Foreign Currency Transactions

Navios Logistics’ operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. Navios Logistics uses the U.S. dollar as its functional and reporting currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction. The balance sheets of Navios Logistics’ foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates.

Navios Logistics’ subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact some of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reales and Paraguayan guaranies, respectively; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of income.

Inflation and Fuel Price Increases

The impact of inflation and the resulting pressure on prices in the South American countries in which Navios Logistics operates may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically, for Navios Logistics’ vessel, barge and pushboat business, Navios Logistics has negotiated, and will continue to negotiate, crew cost adjustment and fuel price adjustment clauses; however, in some cases, the prices that Navios Logistics pays for fuel and crew costs are temporarily not aligned with the adjustments that Navios Logistics obtains under its freight contracts.

Seasonality

Certain of the Navios Logistics’ businesses have seasonality aspects, and seasonality affects the results of Navios Logistics’ operations and revenues, particularly in the first and last quarters of each year. Generally, the high season for the barge business is the period between February and July as a result of the South American harvest and higher river levels. Any growth in production and transportation of commodities may offset part of this seasonality. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia could adversely affect Navios Logistics’ operations because the water level is not high enough to accommodate the draft of a heavily laden vessel. Such low levels also adversely impact Navios Logistics’ ability to employ convoys as the water level towards the banks of the river may be too low to permit vessel traffic even if the middle of the river is deep enough to permit passage. With respect to dry port terminal operations in Uruguay, the high season is mainly from April to September, linked with the arrival of the first barges down the river and with the oceangoing vessels’ logistics operations. Navios Logistics’ liquid port terminal operations in Paraguay and its cabotage business are not significantly affected by seasonality as the operations of the liquid port and cabotage business are primarily linked to refined petroleum products.

The recent global outbreak of novel coronavirus disease (COVID-19)

Our business could be materially and adversely affected by the outbreak of the recent COVID-19. The coronavirus or other epidemics or pandemics could potentially result in delayed deliveries of our vessels under construction, disrupt our operations and significantly affect global markets, affecting the demand for our services, the operation of our port terminal facilities, global demand for commodities, as well as the price of regional freights and hires, our port tariffs, and otherwise disrupt the operations of our customers and suppliers. For example, on March 17, 2020, we received a notice of force majeure from the shipyard (“CIE”) building the six liquid barges ordered during the third quarter of 2019, as a result of the novel COVID-19 disease. On May 4, 2020, CIE resumed construction works. As of the date hereof, the barges are expected to be delivered starting from the fourth quarter of 2020 through the first quarter of 2021.

If the effect of the coronavirus is ongoing, we may be unable to charter our vessels at the rates or for the length of time we currently expect, commence or complete the construction of our planned port terminal facilities in Port Murtinho, Brazil and in Nueva Palmira, Uruguay. The effects of the coronavirus remain uncertain, and, should customers be under financial pressure, this could negatively affect our charterers’ and clients’ willingness to perform their obligations to us. The loss or termination of any of our contracts, or a decline in payments thereunder, could have a material adverse effect on our business, results of operations and financial condition.

Any prolonged measure may affect our normal operations and those of our Manager. All these measures have further affected the process of construction and repair of vessels, as well as the presence of workers in shipyards, of administrative personnel in their offices, and of seafarers. Any prolonged restrictive measures in order to control the novel coronavirus or other adverse global public health developments may have a material and adverse effect on our business operations and demand for our services generally.

Statement of Income Breakdown by Segments

Navios Logistics reports its income based on three reportable segments: the port terminal business, the barge business and the cabotage business. The port terminal business segment includes the dry and liquid port terminal operations, the barge business segment includes Navios Logistics’ river fleet and the cabotage business segment includes the product tankers.

Period over Period Comparisons

The following table presents consolidated revenue and expense information for the three month periods ended March 31, 2020 and 2019. This information was derived from the unaudited condensed consolidated financial statements for the respective periods.

(Expressed in thousands of U.S. dollars)	Three Month Period ended March 31, 2020 (unaudited)	Three Month Period ended March 31, 2019 (unaudited)
Time charter, voyage and port terminal revenues	$48,975	$49,707
Sales of products	7,848	6,059
Time charter, voyage and port terminal expenses	(11,010)	(9,476)
Direct vessel expenses	(12,240)	(12,614)
Cost of products sold	(7,757)	(5,908)
Depreciation and amortization	(7,278)	(7,346)
General and administrative expenses	(3,224)	(3,763)
Interest expense and finance cost, net	(6,970)	(9,838)
Other expense, net	(1,382)	(1,169)

Income/ (loss) before income taxes	$6,962	$5,652
Income tax benefit/ (expense)	84	(347)

Net income	$7,046	$5,305

Other Operating Data
Grain Port-tons of cargo moved	194,028	557,440
Iron ore Port-tons of cargo moved	292,527	99,847
Liquid Port—cubic meters of stored liquid cargos	101,842	120,434
Liquid Port—cubic meters of sales of products	11,900	10,432
Barge—cubic meters of liquid cargos	78,410	106,723
Barge—dry cargo tons	458,767	463,942
Cabotage—cubic meters of liquid cargos	520,082	343,864
Cabotage—available days	702	695
Cabotage—operating days	619	526
Revenues per Segment
Port Business	$26,347	$25,383
Revenue—grain port	$2,211	$5,929
Revenue—iron ore port	$15,292	$12,169
Revenue—liquid port	$996	$1,226
Sales of products—liquid port	$7,848	$6,059
Barge Business	$18,860	$18,696
Cabotage Business	$11,616	$11,687

For the three month period ended March 31, 2020 compared to the three month period ended March 31, 2019

Time Charter, Voyage and Port Terminal Revenues: For the three month period ended March 31, 2020, Navios Logistics’ time charter, voyage and port terminal revenues decreased by $0.7 million or 1.5% to $49.0 million, as compared to $49.7 million for the same period in 2019. Revenue from the port terminal business decreased by $0.8 million or 4.3% to $18.5 million for the three month period ended March 31, 2020, as compared to $19.3 million for the same period in 2019. The decrease was mainly attributable to lower volumes transshipped in the grain port terminal. Revenue from the cabotage business decreased by $0.1 million or 0.6% to $11.6 million for the three month period ended March 31, 2020, as compared to $11.7 million for the same period in 2019, mainly due to fewer spot voyages performed. Revenue from the barge business increased by $0.2 million or 0.9% to $18.9 million for the three month period ended March 31, 2020, as compared to $18.7 million for the same period in 2019, mainly due to the increased time charter rates.

Sales of Products: For the three month period ended March 31, 2020, Navios Logistics’ sales of products increased by $1.7 million or 29.5% to $7.8 million, as compared to $6.1 million for the same period in 2019. This increase was attributable to the increase in the Paraguayan liquid port’s volume of products sold.

Time Charter, Voyage and Port Terminal Expenses: For the three month period ended March 31, 2020, time charter, voyage and port terminal expenses increased by $1.5 million or 16.2% to $11.0 million as compared to $9.5 million for the same period in 2019. Time charter and voyage expenses of the barge business for the three month period ended March 31, 2020 increased by $1.7 million or 40.1% to $6.3 million, as compared to $4.6 million for the same period in 2019, mainly due to higher charter-in expenses. Time charter, voyage expenses and port terminal expenses of the port terminal business increased by $0.2 million or 4.5% to $4.1 million for the three month period ended March 31, 2020 as compared to $3.9 million for the same period in 2019. Time charter and voyage expenses of the cabotage business decreased by $0.4 million or 44.1% to $0.6 million for the three month period ended March 31, 2020 as compared to $1.0 million for the same period in 2019, mainly due to fewer spot voyages performed.

Direct Vessel Expenses: Direct vessel expenses decreased by $0.4 million or 3.0% to $12.2 million for the three month period ended March 31, 2020, as compared to $12.6 million for the same period in 2019. Direct vessel expenses of cabotage business decreased by $0.7 million or 9.2% to $6.1 million for the three month period ended March 31, 2020, as compared to $6.8 million for the same period in 2019. Direct vessel expenses of the barge business increased by $0.3 million or 4.2% to $6.1 million for the three month period ended March 31, 2020, as compared to $5.8 million for the same period in 2019. Direct vessel expenses include crew costs, victualling costs, dockage expenses, lubricants, stores, insurance, maintenance and repairs.

Cost of Products Sold: For the three month period ended March 31, 2020, Navios Logistics’ cost of products sold increased by $1.9 million or 31.3% to $7.8 million, as compared to $5.9 million for the same period in 2019. This increase was mainly attributable to the increase in the Paraguayan liquid port’s volume of products sold.

Depreciation and Amortization: Depreciation and amortization expense amounted to $7.3 million for the three month periods ended March 31, 2020 and 2019. The depreciation of tangible assets and the amortization of intangible assets for the three month period ended March 31, 2020 amounted to $6.6 million and $0.7 million, respectively, unchanged compared to the same period in 2019. Depreciation and amortization in the cabotage business amounted to $0.9 million for the three month period ended March 31, 2020, unchanged compared to the same period in 2019. Depreciation and amortization in the barge business amounted to $4.4 million for the three month period ended March 31, 2020, unchanged compared to the same period in 2019. Depreciation and amortization in the port terminal business amounted to $2.0 million for the three month period ended March 31, 2020, unchanged as compared to the same period in 2019.

General and Administrative Expenses: General and administrative expenses decreased by $0.6 million or 14.3% to $3.2 million for the three month period ended March 31, 2020, as compared to $3.8 million for the same period in 2019, mainly attributable to a decrease in payroll and related costs and professional fees.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net decreased by $2.8 million or 29.2% to $7.0 million for the three month period ended March 31, 2020, as compared to $9.8 million for the same period of 2019, mainly due to higher interest income recorded from the Navios Holdings Loan Agreement (as defined below). For the three month period ended March 31, 2020, interest expense amounted to $8.7 million, other finance costs amounted to $0.6 million and interest income amounted to $2.3 million. For the three month period ended March 31, 2019, interest expense amounted to $9.6 million, other finance costs amounted to $0.6 million and interest income amounted to $0.4 million.

Other Expense, Net: Other expense, net increased by $0.2 million or 18.2% to $1.4 million for the three month period ended March 31, 2020, as compared to $1.2 million for the same period of 2019. Other expense, net in the barge business decreased by $0.1 million to $0.5 million for the three month period ended March 31, 2020, as compared to $0.6 million for the same period in 2019. This decrease was mainly due to decreased taxes other than income taxes. Other expense, net in the port terminal business increased by $0.2 million to $0.1 million for the three month period ended March 31, 2020, as compared to $0.1 million other income, net for the same period in 2019. Other expense, net in the cabotage business increased by $0.1 million to $0.8 million for the three month period ended March 31, 2020, as compared to $0.7 million other income, net for the same period in 2019.

Income Tax benefit / (expense): Income tax benefit increased by $0.4 million to $0.1 million for the three month period ended March 31, 2020, as compared to $0.3 million income tax expense for the same period of 2019. Income tax benefit of the barge business increased by $0.6 million to $0.5 million for the three month period ended March 31, 2020 as compared to $0.1 million income tax expense for the same period in 2019. Income tax expense of the cabotage business increased by $0.2 million to $0.4 million for the three month period ended March 31, 2020 as compared to $0.2 million for the same period in 2019.

Liquidity and Capital Resources

We have historically financed our capital requirements with cash flows from operations, borrowings under credit facilities and issuance of debt securities. The main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of debt and payments of dividends. We may also use funds to repurchase our outstanding indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms we deem appropriate and subject to our cash requirements for other purposes, compliance with the covenants under our debt agreements, and other factors management deems relevant. In addition, we regularly review refinancing alternatives for our outstanding indebtedness and opportunities for acquisitions of businesses and additional vessels, development of new facilities and infrastructure, joint ventures and other corporate transactions that may be material to us. In connection with any such transactions, we may need to raise significant amounts of capital, including debt. We do not have any material contractual arrangements for such transactions at this time. See “— Working Capital”, “— Capital Expenditures” and “— Long-term Debt Obligations and Credit Arrangements” for further discussion of our working capital position.

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Logistics for the three month periods ended March 31, 2020 and 2019.

(Expressed in thousands of U.S. dollars)	Three Month Period Ended March 31, 2020 (unaudited)	Three Month Period Ended March 31, 2019 (unaudited)
Net cash provided by operating activities	$20,987	$14,472
Net cash used in investing activities	(2,222)	(16,154)
Net cash used in financing activities	(30,806)	(3,947)

Decrease in cash and cash equivalents	(12,041)	(5,629)
Cash and cash equivalents and restricted cash, beginning of the period	45,605	76,472

Cash and cash equivalents and restricted cash, end of period	$33,564	$70,843

Cash provided by operating activities for the three month period ended March 31, 2020 as compared to cash provided by operating activities for the three month period ended March 31, 2019:

Net cash from operating activities increased by $6.5 million to $21.0 million of cash provided by operating activities for the three month period ended March 31, 2020, as compared to $14.5 million of cash provided by operating activities for the same period in 2019. In determining net cash from operating activities, net income is adjusted for the effect of certain non-cash items including depreciation and amortization and income taxes, which are analyzed in detail as follows:

(Expressed in thousands of U.S. dollars)	Three Month Period Ended March 31, 2020 (unaudited)	Three Month Period Ended March 31, 2019 (unaudited)
Net income	$7,046	$5,305
Depreciation of vessels, port terminals and other fixed assets	6,585	6,653
Amortization of intangible assets and liabilities	693	693
Accretion of Notes Payable / unwinding of discount	(74)	(84)
Amortization of deferred financing costs	613	609
Deferred interest income amortization	(62)	—
Amortization of deferred drydock costs	1,039	1,326
Amortization of operating lease asset	119	154
Provision for losses on accounts receivable	408	226
Mark-to-market debt security investment	—	(908)
Income tax expense/ (benefit)	(84)	347

Net income adjusted for non-cash items	$16,283	$14,321

Net income is also adjusted for changes in operating assets and liabilities in order to determine net cash provided by operating activities.

The positive change in operating assets and liabilities of $4.7 million for the three month period ended March 31, 2020 resulted from a $7.7 million increase in accounts payable, a $4.9 million increase in accrued expenses, a $2.2 million decrease in inventories and a $0.2 million increase in deferred income. The positive change in operating assets and liabilities was partially offset by a $2.9 million increase in prepaid expenses and other current assets, a $2.6 million increase in accounts receivable, a $2.2 million increase of payments for drydock and special survey costs, a $1.9 million increase in amounts due from affiliate companies, a $0.4 million increase in other long-term assets, a $0.2 million decrease in long term liabilities and a $0.1 million decrease in operating lease liability.

The positive change in operating assets and liabilities of $0.2 million for the three month period ended March 31, 2019 resulted from a $6.1 million increase in accrued expenses, a $2.3 million increase in accounts payable and a $1.4 million increase in deferred income. The positive change in operating assets and liabilities was partially offset by a $6.9 million increase in accounts receivable, $1.3 million of payments for drydock and special survey costs, a $0.8 million increase in long term assets, a $0.3 million increase in inventories, a $0.2 million decrease in operating lease liability and a $0.1 million increase in amounts due from affiliate companies.

Cash used in investing activities for the three month period ended March 31, 2020 as compared to cash used in investing activities for the three month period ended March 31, 2019:

Net cash used in investing activities decreased by $14.0 million to $2.2 million for the three month period ended March 31, 2020, from $16.2 million for the same period in 2019.

Cash used in investing activities for the three month period ended March 31, 2020 was mainly the result of (a) $1.4 million in payments for the purchase of fixed assets (b) $0.7 million in investment providing a secured credit facility to our parent and (c) $0.2 million in payments for the construction of the Company’s six new liquid barges, partially mitigated by $0.1 million in collections of the Note receivable.

Cash used in investing activities for the three month period ended March 31, 2019 was mainly the result of (a) $15.5 million in investment in debt securities of our parent and (b) $0.8 million in payments for the purchase of fixed assets, partially mitigated by $0.1 million in collections of the Note receivable.

Cash used in financing activities for the three month period ended March 31, 2020 as compared to cash used in financing activities for the three month period ended March 31, 2019:

Net cash used in financing activities increased by $26.9 million to $30.8 million for the three month period ended March 31, 2020, as compared to $3.9 million for the same period of 2019.

Cash used in financing activities for the three month period ended March 31, 2020 was due to (a) $27.5 million dividend paid to common shareholders, (b) $2.0 million of payments made in connection with the Company’s outstanding indebtedness and (c) $1.3 million in payments for the repayment of the Notes Payable (as defined below).

Cash used in financing activities for the three month period ended March 31, 2019 was due to (a) $2.8 million of payments made in connection with the Company’s outstanding indebtedness and (b) $1.1 million in payments for the repayment of the Notes Payable (as defined below).

EBITDA Reconciliation to Net income/ (loss)

EBITDA represents net income/(loss) plus interest and finance costs plus depreciation and amortization and income taxes. EBITDA is presented because it is used by certain investors to measure a company’s operating performance.

EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with U.S. GAAP or as a measure of profitability or liquidity. While EBITDA is frequently used as a measure of operating performance, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

Three Month Period Ended March 31, 2020

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total
Net income/(loss)	$8,729	$1,273	$(2,956)	$7,046
Depreciation and amortization	2,039	935	4,304	7,278
Amortization of deferred drydock costs	—	589	450	1,039
Interest expense and finance costs, net	2,903	817	3,250	6,970
Income tax expense	—	386	(470)	(84)

EBITDA	$13,671	$4,000	$4,578	$22,249

Three Month Period Ended March 31, 2019

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total
Net income/(loss)	$8,309	$233	$(3,237)	$5,305
Depreciation and amortization	2,036	873	4,437	7,346
Amortization of deferred drydock costs	—	852	474	1,326
Interest expense and finance costs, net	4,364	1,288	4,186	9,838
Income tax benefit	—	221	126	347

EBITDA	$14,709	$3,467	$5,986	$24,162

EBITDA decreased by $1.9 million to $22.2 million for the three month period ended March 31, 2020, as compared to $24.2 million for the same period of 2019. This decrease was mainly due to (a) a $1.9 million increase in cost of products sold in the port terminal business, (b) a $1.5 million increase in time charter, voyage and port terminal expenses of which $1.7 million was attributable to the barge business, $0.2 million was attributable to the port terminal business, partially mitigated by a decrease of $0.4 million attributable to the cabotage business, (c) a $0.7 million decrease in time charter, voyage and port terminal revenues of which $0.8 million was attributable to the port terminal business, $0.1 million was attributable to the cabotage business, partially mitigated by an increase of $0.2 million attributable to the barge business, and (d) a $0.2 million increase in other expense, net of which $0.2 million was attributable to the port terminal business, $0.1 million was attributable to the cabotage business, partially mitigated by a decrease of $0.1 million attributable to the barge business. This decrease was partially mitigated by (a) a $1.7 million increase in sales of products in the port terminal business, (b) a $0.6 million decrease in general and administrative expenses of which $0.4 million was attributable to the barge business, $0.1 million was attributable to the cabotage business and $0.1 million was attributable to the port terminal business and (c) a $0.1 million decrease in direct vessel expenses of which $0.4 million was attributable to cabotage business, partially mitigated by an increase of $0.3 million attributable to barge business.

Long-term Debt Obligations and Credit Arrangements

Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) issued $375.0 million in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Senior Notes”), at a fixed rate of 7.25%. The 2022 Senior Notes are unregistered and are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte Group S.A. (“Terra Norte”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Senior Notes. The subsidiary guarantees are “full and unconditional,” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Notes.

The Co-Issuers have the option to redeem the 2022 Senior Notes in whole or in part, at their option, at any time on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. Upon the occurrence of certain change of control events, the holders of the 2022 Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the 2022 Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

As of March 31, 2020 and December 31, 2019, deferred financing costs associated with the 2022 Senior Notes amounted to $3.0 million and $3.3 million, respectively. Interest expense associated with the senior notes amounted to $6.8 million, and $6.8 million for the three month period ended March 31, 2020 and 2019, respectively.

The indenture governing the 2022 Senior Notes contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The indenture governing the 2022 Senior Notes includes customary events of default.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

Term Loan B Facility

On November 3, 2017, Navios Logistics and Logistics Finance, as co-borrowers, completed the issuance of a $100.0 million Term Loan B Facility (the “Term Loan B Facility”). The Term Loan B Facility bears an interest rate of LIBOR plus 475 basis points and has a four-year term with 1.0% amortization per annum. The Term Loan B Facility is fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil, Naviera Alto Parana and Terra Norte, which are deemed to be immaterial, and Logistics Finance, which is the co-borrower of the Term Loan B Facility. The subsidiary guarantees are “full and unconditional,” except that the credit agreement governing the Term Loan B Facility provides for an individual subsidiary’s guarantee to be automatically released in certain circumstances. The Term Loan B Facility is secured by first priority mortgages on four tanker vessels servicing Navios Logistics cabotage business (on August 28, 2019, one tanker vessel was added as collateral in substitution of two tanker vessels), as well as by assignments of the revenues arising from certain time charter contracts, and an iron ore port contract.

The Term Loan B Facility contains restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Facility also provides for customary events of default, including change of control.

As of March 31, 2020, a balance of $97.8 million was outstanding under the Term Loan B Facility.

As of March 31, 2020 and December 31, 2019, unamortized deferred financing costs associated with the Term Loan B Facility amounted to $1.8 million and $2.1 million, respectively. Interest expense associated with the Term Loan B Facility amounted to $1.6 million and $1.8 million for the three month period ended March 31, 2020 and 2019, respectively.

Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, the Company entered into an unsecured export financing line of credit for a total amount of $42.0 million, including all related fixed financing costs of $5.9 million, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). The Company incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, the Company shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Ponte Rio S.A. As of March 31, 2020, the Company had drawn the total available amount and the outstanding balance of Notes Payable was $21.1 million.

Interest expense associated with the Notes Payable amounted to $0.3 million and $0.4 million for the three month period ended March 31, 20120 and 2019, respectively.

Other Indebtedness

On December 15, 2016, the Company entered into a $25.0 million facility with Banco Bilbao Vizcaya Argentaria Uruguay S.A. (“BBVA”), for general corporate purposes. The loan bears interest at a rate of LIBOR (180 days) plus 325 basis points. The loan is repayable in twenty quarterly installments, the first payment of which was due on June 19, 2017, and secured by assignments of certain receivables. As of March 31, 2020, the outstanding amount of the loan was $12.9 million.

On May 18, 2017, the Company entered into a $14.0 million term loan facility (the “Term Bank Loan”) in order to finance the acquisition of two product tankers. The Term Bank Loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in twenty quarterly installments with a final balloon payment of $7.0 million on the last repayment date. As of March 31, 2020, the outstanding amount of the Term Bank Loan was $10.2 million. As of March 31, 2020 and December 31, 2019, unamortized deferred financing costs associated with the Term Bank Loan amounted to less than $0.1 million and $0.1 million, respectively.

In connection with the acquisition of Hidronave S.A. on October 29, 2009, the Company assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of March 31, 2020, the outstanding loan balance was $0.1 million. The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments and the final repayment must occur prior to August 10, 2021.

In connection with the loan and other long term liabilities, the Company is subject to certain covenants, commitments, limitations and restrictions.

The Company was in compliance with all the covenants as of March 31, 2020.

The annualized weighted average interest rates of the Company’s total borrowings were 6.87% and 7.08% for the three month periods ended March 31, 2020 and 2019, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter on all credit facilities outstanding as of March 31, 2020, based on the repayment schedule of the respective loan facilities (as described above).

Year	As of March 31, 2020 (Amounts in millions of U.S. dollars)
March 31, 2021	$13.5
March 31, 2022	109.6
March 31, 2023	387.4
March 31, 2024	5.0
March 31, 2025	1.5
March 31, 2026 and thereafter	0.0

Total	$517.0

Contractual Obligations

The following table summarizes our contractual obligations as of March 31, 2020:

Contractual Obligations (Amounts in millions of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations (1)	$13.5	$497.0	$6.5	—	$517.0
Acquisition of six liquid barges (2)	1.0	4.6	5.4	1.5	12.5
Land lease agreements (3)	0.6	1.1	1.1	22.9	25.7
Office rent obligations (3)	0.7	0.3	0.1	—	1.1

Total	$15.8	$503.0	$13.1	$24.4	$556.3

(1)

Represents principal payments on amounts drawn on our outstanding credit facilities, the 2022 Senior Notes, the Term loan B Facility, and the Notes Payable, which bear interest at fixed or floating rates. The amounts in the table exclude expected interest payments of $35.5 million (less than 1 year), $46.4 million (1-3 years), $0.2 million (3-5 years) and nil (more than 5 years). Expected interest payments are based on the terms of the outstanding debt obligations and currently effective interest rates, where applicable.

(2)

Represents principal payments of the future remaining obligation for the acquisition of six liquid barges, which bear interest at fixed rate. The amounts in the table exclude expected interest payments of $0.5 million (less than 1 year), $1.6 million (1-3 years), $0.8 million (3-5 years) and nil (more than 5 years). Expected interest payments are based on the terms of the shipbuilding contract for the construction of these barges.

(3)	We have several lease agreements with respect to our operating port terminals and various offices.

Working Capital Position

On March 31, 2020, Navios Logistics’ current assets totaled $85.0 million, while current liabilities totaled $64.2 million, resulting in a positive working capital position of $20.8 million. Navios Logistics’ cash forecast indicates that Navios Logistics will generate sufficient cash for at least the next 12 months to make the required principal and interest payments on Navios Logistics’ indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.

Capital Expenditures

On November 21, 2019, Navios Logistics entered into a shipbuilding contract, for the construction of six liquid barges for a total consideration of $15.8 million. Pursuant to this contract, the Company has secured the availability of credit for up to 75% of the purchase price, and up to a five year repayment period starting from the delivery of each vessel. The barges are expected to be delivered starting from the fourth quarter of 2020 through the first quarter of 2021. As of March 31, 2020, Navios Logistics had paid $4.1 million for the construction of the six liquid barges. Capitalized interest included in deposits for vessels, port terminals and other fixed assets for the construction of these barges amounted to $0.2 million as of March 31, 2020.

On November 12, 2018, Navios Logistics acquired approximately 3.5 hectares of undeveloped land located in the Port Murtinho region, Brazil. Navios Logistics plans to develop this land for its port operations. As of March 31, 2020, Navios Logistics had paid $1.8 million for the land acquisition and capitalized expenses for the development of its port operations.

Dividend Policy

The payment of dividends is at the discretion of Navios Logistics’ board of directors. Any determination as to dividend policy will be made by Navios Logistics’ board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, Navios Logistics’ future earnings, capital requirements, financial condition and future prospects and such other factors as Navios Logistics’ board of directors may deem relevant. Marshall Islands law generally prohibits the payment of dividends other than from surplus, when a company is insolvent or if the payment of the dividend would render the company insolvent.

Navios Logistics’ ability to pay dividends is also restricted by the terms of the indenture governing its 2022 Senior Notes and the Term Loan B Facility.

Because Navios Logistics is a holding company with no material assets other than the stock of its subsidiaries, its ability to pay dividends is dependent upon the earnings and cash flow of its subsidiaries and their ability to pay dividends to Navios Logistics. If there is a substantial decline in any of the markets in which Navios Logistics participates, its earnings will be negatively affected, thereby limiting its ability to pay dividends.

On February 21, 2020, Navios Logistics paid a dividend in the aggregate amount of $27.5 million.

Concentration of Credit Risk

Accounts Receivable

Concentration of credit risk with respect to accounts receivables is limited due to the fact that Navios Logistics’ customers are established international operators and have an appropriate credit history, therefore, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the three month period ended March 31, 2020, Vale International S.A. (“Vale”) and Petrosur S.A. accounted for 40.7% and 14.8%, respectively, of Navios Logistics’ revenues. For the three month period ended March 31, 2019, Vale accounted for 35.5% of Navios Logistics’ revenues.

If one or more of our customers does not perform under one or more contracts with us and we are not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

We could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, the curtailment or cessation of its operations, its disagreements with us or otherwise;

•	the customer terminates the contract because we fail to meet their contracted storage needs;

•

the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, default under the contract; or

•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

See below, under “Legal Proceedings”, discussion about the dispute between the Company and Vale, relating to the service contract for the iron ore port facility in Nueva Palmira, Uruguay.

Cash Deposits with Financial Institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of nonperformance by financial institutions. Although Navios Logistics maintains cash deposits in excess of government-provided insurance limits, Navios Logistics minimizes its exposure to credit risk by dealing with a diversified group of major financial institutions.

Off-Balance Sheet Arrangements

On July 22, 2016, the Company guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (entities wholly owned by the Company) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $0.8 million and $0.5 million, respectively.

The Company issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2021.

Legal Proceedings

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs, individually or in aggregate, of such actions will have a material effect on our consolidated financial position, results of operations or cash flows.

Related Party Transactions

Balance due from affiliates as of March 31, 2020 amounted to $75.7 million (December 31, 2019: $73.0 million due from affiliates) which includes the current amounts due from Navios Holdings.

The Navios Holdings Loan Agreement: On April 25, 2019, Navios Logistics agreed to lend Navios Holdings up to $50.0 million on a secured basis (the “Navios Holdings Loan Agreement”) to be used for general corporate purposes, including the repurchase of Navios Holdings’ 7.375% First Priority Ship Mortgage Notes due 2022 (the “Navios Holdings 2022 Notes”). The secured credit facility is secured by (i) Navios Holdings 2022 Notes purchased with secured credit facility funds and (ii) equity interests in five companies that have entered into certain bareboat contracts. The secured credit facility included an arrangement fee of $0.5 million and bears fixed interest of 12.75% for the first year and 14.75% for the second year. The secured credit facility also includes negative covenants substantially similar to the 2022 Notes and customary events of default. On December 2, 2019, Navios Logistics agreed to increase the secured credit facility by $20.0 million. Following this amendment, if certain conditions are met, (a) the interest rate on the secured credit facility would decrease to 10.0%, and (b) the maturity of the secured credit facility would be extended to December 2024. As of March 31, 2020, the full amount was drawn under the secured credit facility. The arrangement fee is amortized in income following the interest method over the life of the credit facility, resulting in $0.3 million deferred income as of March 31, 2020. For the three month period ended March 31, 2020, interest income related to Navios Holdings Loan Agreement amounted to $2.2 million.

General and administrative expenses: On August 29, 2019 Navios Logistics entered into an assignment agreement with Navios Corporation (“NC”) and Navios Shipmanagement Inc. (“NSM”), whereby the administrative services agreement originally entered into between Navios Logistics and Navios Holdings on April 12, 2011, first assigned to NC on May 28, 2014 and subsequently amended on April 6, 2016 (extending the duration of the agreement until December 2021), was assigned from NC to NSM. Thereafter NSM will continue to provide certain administrative management services to Navios Logistics. NSM will be reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month period ended March 31, 2020 amounted to $0.3 million ($0.3 million for the three month period ended March 31, 2019).

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster) and Pit Jet S.A., both owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. Total charges for the three month period ended March 31, 2020 and 2019 were less than $0.1 million and amounts payable were less than $0.1 million both as of March 31, 2020 and as of December 31, 2019.

Quantitative and Qualitative Disclosures about Market Risks

Navios Logistics is exposed to certain risks related to interest rates, foreign currency and time charter hire rate fluctuation. Risk management is carried out under policies approved by executive management.

Interest Rate Risk:

Debt Instruments—As of March 31, 2020 and December 31, 2019, Navios Logistics had a total of $517.0 million and $520.4 million, respectively, in long-term indebtedness. The debt is dollar denominated.

Interest rates on the loan facility of Hidronave S.A. and the 2022 Senior Notes are fixed and, therefore, changes in interest rates affect their fair value which as of March 31, 2020 was $0.1 million and $327.1 million, respectively, but do not affect the related interest expense. The interest on the Term Loan B Facility, the Notes Payable, the BBVA loan and the Term Bank loan is at a floating rate and, therefore, changes in interest rates would affect their interest rate and related interest expense. As of March 31, 2020, the Company’s floating rate loan facilities was $141.9 million. A change in the LIBOR rate of 100 basis points would increase interest expense for the three month period ended March 31, 2020 by $1.4 million.

For a detailed discussion of Navios Logistics’ debt instruments refer to section “Long-term Debt Obligations and Credit Arrangements” included elsewhere in this document.

Foreign Currency Transactions:

For the three month periods ended March 31, 2020 and 2019 approximately 43.2% and 47.8%, respectively, of Navios Logistics’ expenses were incurred in currencies other than U.S dollars. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above by 1.00% would change Navios Logistics’ net income for the three month period ended March 31, 2020 by $0.1 million. See also “Factors Affecting Navios Logistics’ Results of Operations.”

Inflation and Fuel Price Increases

See “Factors Affecting Navios Logistics’ Results of Operations.”

Critical Accounting Policies

The Navios Logistics’ interim consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Logistics to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management.

The Company’s most critical accounting policies and estimates are those that involve subjective decisions or assessments and are included in the Company’s 2019 Form 20-F.

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this report.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars—except share data)

	Notes	March 31, 2020 (unaudited)	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents		$33,564	$45,605
Accounts receivable, net		32,307	30,077
Due from affiliate companies	7	5,932	4,043
Note receivable, current portion	3	93	96
Prepaid expenses and other current assets		8,396	5,518
Inventories		4,669	6,829

Total current assets		84,961	92,168

Vessels, port terminals and other fixed assets, net	3	529,467	535,166
Deposits for vessels, port terminals and other fixed assets	3	4,906	4,504
Intangible assets other than goodwill, net	4	53,818	54,511
Goodwill		104,096	104,096
Deferred drydock and special survey costs, net		12,294	11,129
Intercompany receivable loan from parent (related party), net	7	69,733	68,966
Note receivable, net of current portion	3	304	375
Operating lease assets	11	8,733	8,852
Other long-term assets		10,808	10,391

Total noncurrent assets		794,159	797,990

Total assets		$879,120	$890,158

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		$21,202	$13,743
Accrued expenses		25,268	20,365
Deferred income		5,224	5,015
Operating lease liabilities, current portion	11	453	467
Notes payable — current portion	5	4,819	4,841
Current portion of long-term debt	5	7,530	7,374

Total current liabilities		64,496	51,805

Senior notes, net	5	372,005	371,677
Notes payable, net of current portion	5	16,317	17,628
Long-term debt, net of current portion	5	111,497	113,409
Income tax payable		97	109
Deferred tax liability		8,045	8,133
Operating lease liabilities, net of current portion	11	8,293	8,397
Other long-term liabilities		548	724

Total noncurrent liabilities		516,802	520,077

Total liabilities		581,298	571,882

Commitments and contingencies	6	—	—
STOCKHOLDERS’ EQUITY
Common stock — $1.00 par value: 50,000,000 authorized shares; 20,000 shares issued and outstanding for both, March 31, 2020 and December 31, 2019	8	20	20
Additional paid-in capital		233,441	233,441
Retained earnings		64,361	84,815

Total stockholders’ equity		297,822	318,276

Total liabilities and stockholders’ equity		$879,120	$890,158

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. dollars—except share and per share data)

	Notes	Three Month Period Ended March 31, 2020 (unaudited)	Three Month Period Ended March 31, 2019 (unaudited)
Time charter, voyage and port terminal revenues		$48,975	$49,707
Sales of products		7,848	6,059
Time charter, voyage and port terminal expenses		(11,010)	(9,476)
Direct vessel expenses		(12,240)	(12,614)
Cost of products sold		(7,757)	(5,908)
Depreciation and amortization	3,4	(7,278)	(7,346)
General and administrative expenses		(3,224)	(3,763)
Interest expense and finance cost, net		(6,970)	(9,838)
Other expense, net		(1,382)	(1,169)

Income before income taxes		$6,962	$5,652
Income tax benefit/ (expense)		84	(347)

Net income		$7,046	$5,305

Basic and diluted net income per share		$0.35	$0.27

Weighted average number of shares, basic and diluted	8	20,000	20,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Three Month Period Ended March 31, 2020 (unaudited)	Three Month Period Ended March 31, 2019 (unaudited)
OPERATING ACTIVITIES:
Net income		$7,046	$5,305
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash adjustments		9,237	9,016
Increase in operating assets		(5,665)	(8,122)
Increase in operating liabilities		12,572	9,585
Payments for drydock and special survey costs		(2,203)	(1,312)

Net cash provided by operating activities		20,987	14,472

INVESTING ACTIVITIES:
Acquisition of vessels, port terminals and other fixed assets	3	(1,194)	(735)
Deposits for vessels, port terminals and other fixed assets	3	(402)	—
Loan to parent Company (related party)	7	(705)	—
Investments in debt securities (related party)	7	—	(15,532)
Proceeds from Notes Receivable	3	79	113

Net cash used in investing activities		(2,222)	(16,154)

FINANCING ACTIVITIES:
Repayments of long-term debt	5	(2,042)	(2,790)
Repayment of Notes Payable	5	(1,264)	(1,157)
Dividends paid		(27,500)	—

Net cash used in financing activities		(30,806)	(3,947)

Net decrease in cash and cash equivalents		(12,041)	(5,629)

Cash and cash equivalents and restricted cash, beginning of period		45,605	76,472

Cash and cash equivalents and restricted cash, end of period		$33,564	$70,843

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest, net of capitalized interest		$2,176	$2,875

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars—except share data)

	Number of shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders’ Equity
Balance December 31, 2018	20,000	$20	$233,441	$52,676	$286,137
Net income	—	—	—	5,305	5,305

Balance March 31, 2019 (unaudited)	20,000	$20	$233,441	$57,981	$291,442

Balance December 31, 2019	20,000	$20	$233,441	$84,815	$318,276
Net income	—	—	—	7,046	7,046
Dividends paid	—	—	—	(27,500)	(27,500)

Balance March 31, 2020 (unaudited)	20,000	$20	$233,441	$64,361	$297,822

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest logistics companies, with the Hidrovia region’s second largest barge fleet and the third largest cabotage fleet, in the Hidrovia region river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of March 31, 2020, Navios Maritime Holdings Inc. (“Navios Holdings”) owned 63.8% of Navios Logistics’ stock.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of Presentation:

The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Logistics’ consolidated balance sheets, statements of income, cash flows and changes in equity for the periods presented. Adjustments consist of normal, recurring entries. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include certain information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. These interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes included in Navios Logistics’ 2019 annual report filed on Form 20-F with the Securities and Exchange Commission (“SEC”) on February 21, 2020.

Adoption of new accounting pronouncements:

On January 1, 2020, the Company adopted the requirements of ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement” which modifies the disclosure requirements on fair value measurements. ASU 2018-13, has not a material impact on the Company’s consolidated financial statements.

On January 1, 2020, the Company adopted the requirements of ASU 2017-04, “Intangibles — Goodwill and Other (Topic 350)”. ASU 2017-04 addresses concerns expressed about the cost and complexity of the goodwill impairment test and simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. The amendments in this ASU are required for public business entities and other entities that have goodwill reported in their financial statements and have not elected the private company alternative for the subsequent measurement of goodwill. ASU 2017-04, has not a material impact on the Company’s consolidated financial statements.

On January 1, 2020, the Company adopted the requirements of ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions and reasonable and supportable forecasts in order to record credit losses in a more timely manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. In November 2018, FASB issued ASU 2018-19 “Codification Improvements to topic 326, Financial Instruments-Credit Losses”. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. In April 2019, FASB issued ASU 2019-04 “Codification Improvements to topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”. In May 2019, FASB issued ASU 2019-05, “Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief”. The amendments in this update provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments-Credit Losses-Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments-Overall, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair value option should subsequently apply the guidance in Subtopics 820-10, Fair Value Measurement-Overall, and 825-10. In December 2019, FASB issued ASU No. 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses. This update introduced an expected credit loss model for the impairment of financial

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

assets measured at amortized cost basis. That model replaces the probable, incurred loss model for those assets. The Company has assessed all the expected credit losses of its financial assets and the adoption of this ASU does not have a material impact on the Company’s consolidated financial statements.

(b) Principles of Consolidation:

The accompanying interim condensed consolidated financial statements include the accounts of Navios Logistics and its subsidiaries, both majority and wholly-owned. All significant intercompany balances and transactions between these entities have been eliminated in the consolidated statements.

Subsidiaries:

Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(c) Revenue Recognition:

On January 1, 2018, the Company adopted the provisions of ASC 606, Revenue from Contracts with Customers (ASC 606). The guidance provides a unified model to determine how revenue is recognized. In doing so, the Company makes judgments including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation. Revenue is recognized when (or as) the Company transfers promised goods or services to its customers in amounts that reflect the consideration to which the company expects to be entitled to in exchange for those goods or services, which occurs when (or as) the Company satisfies its contractual obligations and transfers control of the promised goods or services to its customers. Revenues are recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company’s contract revenues from time chartering are governed by ASC 842 “Leases”. Upon adoption of ASC 606, the timing and recognition of earnings from time charter contracts to which the Company is party did not change from previous practice. The Company recognizes lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non lease component will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. As a result of the adoption of these standards, there was no effect on the Company’s opening retained earnings, consolidated balance sheets and consolidated statements of comprehensive (loss)/income.

Revenue is recorded when (i) services are rendered, (ii) the Company has signed a charter agreement or other evidence of an arrangement, (iii) the price is fixed or determinable and (iv) collection is reasonably assured. The Company generates revenue from contracts of affreightment/voyage contracts, time charters, bareboat charters, demurrages and contracts covering dry or liquid port terminal operations.

Revenue from contracts of affreightment (“COA”)/voyage contracts relating to our barges is recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence upon the barge’s arrival at the loading port, as applicable under the contract, and is deemed to end upon the completion of discharge under the current voyage. The percentage of transit time is based on the days traveled as of the balance sheet date divided by the total days expected for the voyage. The position of the barge at the balance sheet date is determined by the days traveled as of the balance sheet date over the total voyage of the pushboat having the barge in tow. Revenue arising from contracts that provide our customers with continuous access to convoy capacity is recognized ratably over the period of the contracts.

Since the adoption of Account Standard Codification (“ASC”) 606, “Revenue from Contracts with Customers”, the Company recognizes revenue ratably from the vessel’s/barge’s arrival at the loading port, as applicable under the contract, to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. The adoption of this standard had no material effect on the Company’s opening retained earnings, consolidated balance sheets and consolidated statements of operations.

Revenues from time chartering and bareboat chartering of vessels and barges are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel or barge at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term.

Revenues from dry port terminals operations consist of an agreed flat fee per ton and cover the services performed to unload barges (or trucks), transfer the product into silos or stockpiles for temporary storage and then loading the ocean-going vessels. Revenues are recognized upon completion of loading the ocean-going vessels. Revenue arising from contracts that provide our customers with continuous access to port terminal storage and transshipment capacity is recognized ratably over the period of the

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

contracts. Additionally, fees are charged for vessel dockage and for storage time in excess of contractually specified terms. Dockage revenues are recognized ratably up to completion of loading as the performance obligation is met evenly over the loading period. Storage fees are assessed and recognized at the point when the product remains in the silo storage beyond the contractually agreed time allowed. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the ocean-going vessel.

Revenues from the liquid port terminal consist mainly of sales of petroleum products in the Paraguayan market and revenues from liquid port operations. Revenues from liquid port terminal operations consist of an agreed flat fee per cubic meter or a fixed rate over a specific period to cover the services performed to unload barges, transfer the products into the tanks for temporary storage and then load the trucks. Revenues from sales of products are recognized upon completion of loading the trucks. Revenues from liquid port terminal operations are recognized ratably over the storage period and ends when the product is loaded onto the trucks.

The following tables reflects the revenue earned per category for the three month periods ended March 31, 2020 and 2019:

	Three Month Period Ended March 31, 2020	Three Month Period Ended March 31, 2019
COA/Voyage revenues	$11,450	$12,428
Time chartering revenues	19,026	17,954
Dry port terminal revenues	14,192	16,974
Storage fees (dry port) revenues	2,823	459
Dockage revenues	433	520
Sale of products revenues	7,848	6,059
Liquid port terminal revenues	996	1,227
Other dry port terminal revenue	55	145

Total	$56,823	$55,766

(d) Recent Accounting Pronouncements:

In December 2019, FASB issued ASU 2019-12, Income Taxes (Topic 740), which modifies ASC 740 to simplify the accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. The amendments in ASU 2019-12 are effective for public business entities for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-14, “Compensation — Retirement Benefits — Defined Benefit Plans (Topic 715-20): Disclosure Framework-Changes to the Disclosure Requirements for Defined Benefit Plans”. This update modifies the disclosure requirements for defined benefit pension plans and other postretirement plans. ASU 2018-14 is effective for public business entities that are SEC filers beginning in the first quarter of fiscal year 2021, and earlier adoption is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its disclosures to the consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 3: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, port terminals and other fixed assets, net consisted of the following:

Tanker Vessels, Barges and Pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2019	$526,053	$(200,758)	$325,295
Additions	994	(4,622)	(3,628)
Write-off	(308)	—	(308)

Balance March 31, 2020	$526,739	(205,380)	321,359

Dry Port Terminal	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2019	$224,772	$(34,184)	$190,588
Additions	92	(1,730)	(1,638)

Balance March 31, 2020	$224,864	(35,914)	188,950

Oil Storage Plant and Port Facilities for Liquid Cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2019	$29,190	$(12,777)	$16,413
Additions	—	(60)	(60)

Balance March 31, 2020	$29,190	(12,837)	16,353

Other Fixed Assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2019	$7,830	$(4,960)	$2,870
Additions	108	(173)	(65)

Balance March 31, 2020	$7,938	(5,133)	2,805

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2019	$787,845	$(252,679)	$535,166
Additions	1,194	(6,585)	(5,391)
Write-off	(308)	—	(308)

Balance March 31, 2020	$788,731	(259,264)	529,467

Certain assets of the Company have been pledged as collateral for loan facilities. As of March 31, 2020 and December 31, 2019, the net book value of such assets was $78,853 and $79,502, respectively.

On November 12, 2018, Navios Logistics acquired approximately 3.5 hectares of undeveloped land located in Port Murtinho region, Brazil. Navios Logistics plans to develop this land for its port operations. As of March 31, 2020, Navios Logistics had paid $1,155 for the land acquisition.

In February 2017, two self-propelled barges of our fleet, Formosa and San Lorenzo, were sold for a total amount of $1,109, to be paid in cash. Sale price will be received in installments in the form of lease payments through 2023. The barges may be transferred at the lessee’s option at no cost at the end of the lease period.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Future minimum collections of Note receivable as of March 31, 2020, are as follows:

Collections Due by Period	March 31, 2020
March 31, 2021	$111
March 31, 2022	167
March 31, 2023	38
March 31, 2024	131

Total future minimum note receivable collections	447
Less: amount representing interest	(50)

Present value of future minimum Note receivable collections (1)	$397

(1)	Reflected in the balance sheet as Note receivable current and non-current.

Deposits for vessels, port terminals and other fixed assets

On November 21, 2019, Navios Logistics entered into a shipbuilding contract, for the construction of six liquid barges for a total consideration of $15,800. Pursuant to this agreement, the Company has secured the availability of credit for up to 75% of the purchase price, and up to a five year repayment period starting from the delivery of each vessel. The barges are expected to be delivered starting from the fourth quarter of 2020 through the first quarter of 2021. As of March 31, 2020, Navios Logistics had paid $4,295 for the construction of these barges. Capitalized interest included in deposits for vessels, port terminals and other fixed assets for the construction of these barges amounted to $232 as of March 31, 2020.

As of March 31, 2020, Navios Logistics had paid $611 for capitalized expenses for the development of its port operations in Port Murtinho region, Brazil.

NOTE 4: INTANGIBLE ASSETS OTHER THAN GOODWILL, NET

Intangible assets as of March 31, 2020 and December 31, 2019 consisted of the following:

March 31, 2020	Acquisition Cost	Accumulated Amortization	Net Book Value March 31, 2020
Port terminal operating rights	53,152	(13,086)	40,066
Customer relationships	36,120	(22,368)	13,752

Total intangible assets	$89,272	$(35,454)	$53,818

December 31, 2019	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2019
Port terminal operating rights	53,152	(12,837)	40,315
Customer relationships	36,120	(21,924)	14,196

Total intangible assets	$89,272	$(34,761)	$54,511

Amortization expense for the three month period ended March 31, 2020 amounted to $693 ($693 for the three month period ended March 31, 2019).

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The aggregate amortization of intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Port terminal operating rights	995	995	995	995	995	35,091	40,066
Customer relationships	1,775	1,775	1,775	1,775	1,775	4,877	13,752

Total	$2,770	$2,770	$2,770	$2,770	$2,770	$39,968	$53,818

NOTE 5: BORROWINGS

Borrowings consisted of the following:

	March 31, 2020	December 31, 2019
Senior Notes	$375,000	$375,000
Term Loan B Facility	$97,750	$98,000
Notes Payable	$21,136	$22,469
BBVA loan	$12,850	$14,275
Term Bank loan	$10,150	$10,500
Loan for Nazira	$98	$115

Total borrowings	516,984	520,359
Less: current portion	(12,349)	(12,215)
Less: deferred financing costs, net	(4,816)	(5,430)

Total long-term borrowings	$499,819	$502,714

Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) issued $375.0 million in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Senior Notes”), at a fixed rate of 7.25%. The 2022 Senior Notes are unregistered and are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte Group S.A. (“Terra Norte”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Senior Notes. The subsidiary guarantees are “full and unconditional,” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Notes.

The Co-Issuers have the option to redeem the 2022 Senior Notes in whole or in part, at their option, at any time on or after May 1, 2019, at a fixed price of 101.813%, which price declines ratably until it reaches par in 2020. Upon the occurrence of certain change of control events, the holders of the 2022 Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the 2022 Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

As of March 31, 2020 and December 31, 2019, deferred financing costs associated with the 2022 Senior Notes amounted to $2,995 and $3,323, respectively. Interest expense associated with the senior notes amounted to $6,797, and $6,797 for the three month period ended March 31, 2020 and 2019, respectively.

The indenture governing the 2022 Senior Notes contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The indenture governing the 2022 Senior Notes includes customary events of default.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

Term Loan B Facility

On November 3, 2017, Navios Logistics and Logistics Finance, as co-borrowers, completed the issuance of a $100,000 Term Loan B Facility (the “Term Loan B Facility”). The Term Loan B Facility bears an interest rate of LIBOR plus 475 basis points and has a four-year term with 1.0% amortization per annum. The Term Loan B Facility is fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil, Naviera Alto Parana and Terra Norte, which are deemed to be immaterial, and Logistics Finance, which is the co-borrower of the Term Loan B Facility. The subsidiary guarantees are “full and unconditional,” except that the credit agreement governing the Term Loan B Facility provides for an individual subsidiary’s guarantee to be automatically released in certain circumstances. The Term Loan B Facility is secured by first priority mortgages on four tanker vessels servicing Navios Logistics cabotage business (on August 28, 2019, one tanker vessel was added as collateral in substitution of two tanker vessels), as well as by assignments of the revenues arising from certain time charter contracts, and an iron ore port contract.

The Term Loan B Facility contains restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Facility also provides for customary events of default, including change of control.

As of March 31, 2020, a balance of $97,750 was outstanding under the Term Loan B Facility.

As of March 31, 2020 and December 31, 2019, unamortized deferred financing costs associated with the Term Loan B Facility amounted to $1,775 and $2,056, respectively. Interest expense associated with the Term Loan B Facility amounted to $1,595 and $1,838 for the three month period ended March 31, 2020 and 2019, respectively.

Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, the Company entered into an unsecured export financing line of credit for a total amount of $41,964, including all related fixed financing costs of $5,949, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). The Company incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, the Company shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Ponte Rio S.A. As of March 31, 2020, the Company had drawn the total available amount and the outstanding balance of Notes Payable was $21,136.

Interest expense associated with the Notes Payable amounted to $316 and $391 for the three month periods ended March 31, 2020 and 2019, respectively.

Other Indebtedness

On December 15, 2016, the Company entered into a $25,000 facility with Banco Bilbao Vizcaya Argentaria Uruguay S.A. (“BBVA”), for general corporate purposes. The loan bears interest at a rate of LIBOR (180 days) plus 325 basis points. The loan is repayable in twenty quarterly installments, the first payment of which was due on June 19, 2017, and secured by assignments of certain receivables. As of March 31, 2020, the outstanding amount of the loan was $12,850.

On May 18, 2017, the Company entered into a $14,000 term loan facility (the “Term Bank Loan”) in order to finance the acquisition of two product tankers. The Term Bank Loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in twenty quarterly installments with a final balloon payment of $7,000 on the last repayment date. As of March 31, 2020, the outstanding amount of the Term Bank Loan was $10,150. As of March 31, 2020 and December 31, 2019, unamortized deferred financing costs associated with the Term Bank Loan amounted to $46 and $51, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In connection with the acquisition of Hidronave S.A. on October 29, 2009, the Company assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of March 31, 2020, the outstanding loan balance was $98. The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021.

In connection with the loan and other long term liabilities, the Company is subject to certain covenants, commitments, limitations and restrictions.

The Company was in compliance with all the covenants as of March 31, 2020.

The annualized weighted average interest rates of the Company’s total borrowings were 6.87% and 7.08% for the three month periods ended March 31, 2020 and 2019, respectively.

The maturity table below reflects future payments of the long-term debt outstanding as of March 31, 2020, for the next five years and thereafter.

Year	Amount in thousands of U.S. dollars
March 31, 2021	$13,487
March 31, 2022	109,554
March 31, 2023	387,353
March 31, 2024	5,047
March 31, 2025	1,543
March 31, 2026 and thereafter	—

Total	$516,984

NOTE 6: COMMITMENTS AND CONTINGENCIES

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2021.

On July 22, 2016, the Company guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (entities wholly owned by the Company) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $847 and $519, respectively.

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs, individually or in aggregate of such actions will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

NOTE 7: TRANSACTIONS WITH RELATED PARTIES

As of March 31, 2020 and December 31, 2019, the amounts due from affiliate companies were as follows:

	March 31, 2020	December 31, 2019
Navios Holdings	$75,322	$72,315
Navios Shipmanagement Inc.	343	694

Total	$75,665	$73,009

Amounts due from affiliate companies do not accrue interest and do not have a specific due date for their settlement.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Navios Holdings Loan Agreement: On April 25, 2019, Navios Logistics agreed to lend Navios Holdings up to $50,000 on a secured basis (the “Navios Holdings Loan Agreement”) to be used for general corporate purposes, including the repurchase of Navios Holdings’ 7.375% First Priority Ship Mortgage Notes due 2022 (the “Navios Holdings 2022 Notes”). The secured credit facility is secured by (i) Navios Holdings 2022 Notes purchased with secured credit facility funds and (ii) equity interests in five companies that have entered into certain bareboat contracts. The secured credit facility included an arrangement fee of $500 and bears fixed interest of 12.75% for the first year and 14.75% for the second year. The secured credit facility also includes negative covenants substantially similar to the 2022 Notes and customary events of default. On December 2, 2019, Navios Logistics agreed to increase the secured credit facility by $20,000. Following this amendment, if certain conditions are met, (a) the interest rate on the secured credit facility would decrease to 10.0%, and (b) the maturity of the secured credit facility would be extended to December 2024. As of March 31, 2020, the full amount was drawn under the secured credit facility. The arrangement fee is amortized in income following the interest method over the life of the credit facility, resulting in $267 deferred income as of March 31, 2020. For the three month period ended March 31, 2020, interest income related to Navios Holdings Loan Agreement amounted to $2,240.

General and administrative expenses: On August 29, 2019 Navios Logistics entered into an assignment agreement with Navios Corporation (“NC”) and Navios Shipmanagement Inc. (“NSM”), whereby the administrative services agreement originally entered into between Navios Logistics and Navios Holdings on April 12, 2011, first assigned to NC on May 28, 2014 and subsequently amended on April 6, 2016 (extending the duration of the agreement until December 2021), was assigned from NC to NSM. Thereafter NSM will continue to provide certain administrative management services to Navios Logistics. NSM will be reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month period ended March 31, 2020 amounted to $286 ($286 for the three month period ended March 31, 2019).

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster) and Pit Jet S.A., both owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. Total charges were $5 for the three month period ended March 31, 2020, ($8 for the three month period ended March 31, 2019), and amounts payable amounted to less than $1 as of March 31, 2020 and $1 as of December 31, 2019.

NOTE 8: SHARE CAPITAL

Common shares and shareholders

On August 4, 2010, the Company amended its articles of incorporation increasing its authorized share capital to 50,000,000 shares of common stock with a par value of $0.01 per share.

As of March 31, 2020 and December 31, 2019, the Company has issued 20,000 shares of common stock, with a par value of $1.00.

Holders of each share of common stock have one vote for each share held of record on all matters submitted to a vote of shareholders. Dividends on shares of common stock may be declared and paid from funds available to the Company.

On February 21, 2020, Navios Logistics paid a dividend in the aggregate amount of $27,500.

NOTE 9: SEGMENT INFORMATION

Current accounting guidance establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company of which separate financial information is available that is regularly evaluated by the chief operating decision makers in deciding how to allocate resources and assess performance. Chief operating decision makers use net income to evaluate operating performance of each segment. The guidance also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Navios Logistics has three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business includes the dry port terminal operations and the liquid port terminal operations. A general description of each segment follows:

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Port Terminal Business segment

This segment includes the operating results of Navios Logistics’ dry port terminal and liquid port terminal operations.

(i) Dry port terminal operations

Navios Logistics owns and operates the largest independent bulk transfer and storage port terminal facilities in Uruguay based on throughputs. Its dry port terminal operations is comprised of two port terminals, one for agricultural and forest-related exports and one for mineral-related exports which are located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers.

(ii) Liquid port terminal operations

Navios Logistics owns and operates an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. Its port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity.

The Barge Business segment

Navios Logistics services the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through its fleet. Navios Logistics operates different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

The Cabotage Business segment

Navios Logistics owns and operates oceangoing vessels to support the transportation needs of its customers in the South American coastal trade business. Its fleet consists of six oceangoing product tanker vessels, a river and estuary tanker vessel and a bunker vessel. Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

Inter-segment transactions, if any, are accounted for at current market prices.

The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Barge Business segment and the Cabotage Business segment for the three month period ended March 31, 2020 and 2019:

	Port Terminal Business Segment for the Three Month Period Ended March 31, 2020	Cabotage Business Segment for the Three Month Period Ended March 31, 2020	Barge Business Segment for the Three Month Period Ended March 31, 2020	Total
Time charter, voyage and port terminal revenues	$18,499	$11,616	$18,860	$48,975
Sales of products	7,848	—	—	7,848
Time charter, voyage and port terminal expenses	(4,094)	(580)	(6,336)	(11,010)
Direct vessel expenses	—	(6,129)	(6,111)	(12,240)
Cost of products sold	(7,757)	—	—	(7,757)
Depreciation and amortization	(2,039)	(935)	(4,304)	(7,278)
General and administrative expenses	(774)	(516)	(1,934)	(3,224)
Interest expense and finance cost, net	(2,903)	(817)	(3,250)	(6,970)
Other expense, net	(51)	(980)	(351)	(1,382)

Income/(loss) before income taxes	8,729	1,659	(3,426)	6,962
Income tax (expense)/ benefit	—	(386)	470	84

Net income/(loss)	$8,729	$1,273	$(2,956)	$7,046

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Port Terminal Business Segment for the Three Month Period Ended March 31, 2019	Cabotage Business Segment for the Three Month Period Ended March 31, 2019	Barge Business Segment for the Three Month Period Ended March 31, 2019	Total
Time charter, voyage and port terminal revenues	$19,324	$11,687	$18,696	$49,707
Sales of products	6,059	—	—	6,059
Time charter, voyage and port terminal expenses	(3,917)	(1,038)	(4,521)	(9,476)
Direct vessel expenses	—	(6,751)	(5,863)	(12,614)
Cost of products sold	(5,908)	—	—	(5,908)
Depreciation and amortization	(2,036)	(873)	(4,437)	(7,346)
General and administrative expenses	(903)	(602)	(2,258)	(3,763)
Interest expense and finance cost, net	(4,364)	(1,288)	(4,186)	(9,838)
Other expense, net	54	(681)	(542)	(1,169)

Income/(loss) before income taxes	8,309	454	(3,111)	5,652
Income tax expense	—	(221)	(126)	(347)

Net income/(loss)	$8,309	$233	$(3,237)	$5,305

For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not practicable to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels amounted to $325,421 and $329,341 as of March 31, 2020 and December 31, 2019, respectively.

All of the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of long-lived assets for the Port Terminal Business segment amounted to $205,303 and $207,001 as of March 31, 2020 and December 31, 2019, respectively.

In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, respectively, amounted to $13,752 and $14,196 as of March 31, 2020 and December 31, 2019, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $40,066 and $40,315 as of March 31, 2020 and December 31, 2019, respectively.

As of March 31, 2020 and December 31, 2019, goodwill totaling to $22,142, $40,868 and $41,086 has been allocated to the three segments, the Port Terminal Business, the Barge Business and the Cabotage Business, respectively.

NOTE 10: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Intercompany receivable loan from parent (related party), net: The carrying amount of the intercompany receivable loan from parent (related party) approximates its fair value, excluding the effect of any deferred interest income.

Borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate their fair value, excluding the effect of any deferred finance costs. The 2022 Senior Notes, the credit agreement for the acquisition of a river and estuary tanker and the loan for the acquisition of Hidronave S.A. are fixed rate borrowings and their fair value was determined based on quoted market prices.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Note receivable: The carrying amount of the Note receivable approximates its fair value.

Notes Payable: The Notes Payable are floating rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

The estimated fair values of the Company’s financial instruments are as follows:

	March 31, 2020		December 31, 2019
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$33,564	$33,564	$45,605	$45,605
Note receivable, including current portion	$397	$397	$471	$471
Intercompany receivable loan from parent (related party)	$69,733	$69,733	$68,966	$68,966
Senior notes	$(372,005)	$(327,083)	$(371,677)	$(368,306)
Term Loan B Facility	$(95,975)	$(93,596)	$(95,944)	$(97,510)
Notes payable, including current portion	$(21,136)	$(21,136)	$(22,469)	$(22,469)
Long-term debt, including current portion	$(23,052)	$(23,052)	$(24,839)	$(24,839)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at March 31, 2020
	Total	Level I	Level II	Level III
Cash and cash equivalents	$33,564	$33,564	$—	$—
Note receivable, including current portion	$397	$397	$—	$—
Intercompany receivable loan from parent (related party), net	$69,733	$—	$69,733	$—
Senior Notes	$(327,083)	$(327,083)	$—	$—
Term Loan B Facility	$(93,596)	$—	$(93,596)	$—
Notes payable, including current portion(1)	$(21,136)	$—	$(21,136)	$—
Long-term debt(1)	$(23,052)	$—	$(23,052)	$—

	Fair Value Measurements at December 31, 2019
	Total	Level I	Level II	Level III
Cash and cash equivalents	$45,605	$45,605	$—	$—
Note receivable, including current portion	$471	$471	$—	$—
Senior Notes	$(368,306)	$(368,306)	$—	$—
Term Loan B Facility	$(97,510)	$—	$(97,510)	$—
Notes payable, including current portion(1)	$(22,469)	$—	$(22,469)	$—
Long-term debt(1)	$(24,839)	$—	$(24,839)	$—

1)

The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities as well as taking into account our creditworthiness.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 11: LEASES

On January 1, 2019, the Company adopted ASC 842. ASC 842 revises the accounting for leases. Under the new lease standard, lessees are required to recognize a right-of-use asset and a lease liability for substantially all leases. The new lease standard will continue to classify leases as either financing or operating, with classification affecting the pattern of expense recognition. The accounting applied by a lessor under the new guidance will be substantially equivalent to current lease accounting guidance.

The following are the type of contracts that fall under ASC 842:

Land lease agreements

As of March 31, 2020, Navios Logistics had land lease agreements whose remaining lease terms range from 45.9 years to 46.3 years.

Office lease agreements

As of March 31, 2020, Navios Logistics had office lease agreements whose remaining lease terms range from 0.1 years to 3.6 years.

In connection with its adoption of ASC 842, the Company elected the “package of 3” practical expedients permitted under the transition guidance based on which the Company is allowed to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases.

Additionally, the Company elected the practical expedient allowed under the transition guidance of ASC 842 to not separate the lease and non-lease components related to a lease contract and to account for them as a single lease component for the purposes of the recognition and measurement requirements of ASC 842.

Prior to January 1, 2019, the Company recognized lease expense in accordance with then-existing U.S. GAAP (“prior GAAP”). Because both ASC 842 and prior GAAP generally recognize operating lease expense on a straight-line basis over the term of the lease arrangement and the Company only has operating lease arrangements, there were no differences between the timing and amount of lease expense recognized under the two accounting methodologies.

	March 31, 2020	December 31, 2019
Operating lease assets
Land lease agreements	7,715	7,660
Office lease agreements	1,018	1,192

Total	$8,733	$8,852

Operating lease liabilities, current portion
Land lease agreements	(212)	(218)
Office lease agreements	665	685

Total	$453	$467

Operating lease liabilities, net of current portion
Land lease agreements	7,927	7,878
Office lease agreements	366	519

Total	$8,293	$8,397

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

At lease commencement, the Company determines a discount rate to calculate the present value of the lease payments in determining the lease classification and measurement of the lease liability. In determining the discount rate to be used at lease commencement, the Company used its incremental borrowing rate as there was no rate implicit in the land lease and the office lease agreements that was readily determinable. The incremental borrowing rate is the rate that reflects the interest a lessee would have to pay to borrow funds on a collateralized basis over a similar term. The Company then applied the respective incremental borrowing rates to each lease based on the remaining lease term of the specific lease. The incremental borrowing rate upon adoption was 7.25%.

The table below presents the components of the Company’s lease expense for the three month periods ended March 31, 2020 and 2019:

	Three month period ended March 31, 2020	Three month period ended March 31, 2019
Lease expense for land lease agreements	139	135
Lease expense for office lease agreements	159	174
Lease expense for chartered-in pushboats and barges	1,818	767

Total	$2,116	$1,076

Lease expenses from land lease and chartered-in pushboats and barges are included in the condensed consolidated statement of operations within the captions “Time charter, voyage and port terminal expenses”. Lease expenses from office lease agreements are included in the condensed consolidated statement of operations within the caption “General and administrative expenses”.

The Company did not enter into new lease liabilities during the three month period ended March 31, 2020.

The table below provides the total amount of lease payments on an undiscounted basis on our land lease and office lease agreements as of March 31, 2020:

	Land leases	Office space	Total
March 31, 2021	556	720	1,276
March 31, 2022	556	222	778
March 31, 2023	556	99	655
March 31, 2024	556	57	613
March 31, 2025	556	—	556
March 31, 2026 and thereafter	22,863	—	22,863

Total	25,643	1,098	26,741

Operating lease liabilities including current portion	7,715	1,031	8,746

Discount based on incremental borrowing rate	17,928	67	17,995

The table below provides the total amount of lease payments on an undiscounted basis on our land lease and office lease agreements as of December 31, 2019:

	Land leases	Office space	Total
December 31, 2020	556	753	1,309
December 31, 2021	556	356	912
December 31, 2022	556	101	657
December 31, 2023	556	81	637
December 31, 2024	556	—	556
December 31, 2025 and thereafter	23,002	—	23,002

Total	25,782	1,291	27,073

Operating lease liabilities including current portion	7,660	1,204	8,864

Discount based on incremental borrowing rate	18,122	87	18,209

As of March 31, 2020, the weighted average remaining lease terms of our land lease and office lease agreements were 46.1 and 1.9 years, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2020	NAVIOS SOUTH AMERICAN LOGISTICS INC.

	By:	/s/ Claudio Pablo Lopez
Claudio Pablo Lopez
Chief Executive Officer